SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
          _________________________________________________________

                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                                  (Mark One)

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996].

                 For the fiscal year ended December 31, 2000

                                      OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

      or the transition period from ____________  to _____________


                           Commission File Number:


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Jack Henry & Associates, Inc.
                401(k) Employee Stock Ownership Plan and Trust


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Jack Henry & Associates, Inc.
                                663 Highway 60
                                 P.O. Box 807
                            Monett, Missouri 65708

                             REQUIRED INFORMATION

      The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

      1. Statement of Net Assets Available for Plan Benefits as of December 31, 2000, and 1999.

      2. Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999.


                                  SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        JACK HENRY & ASSOCIATES, INC.
                401(K) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST


                               By: /s/ Kevin D. Williams
                                  ------------------------------------------
                                  Kevin D. Williams, Chief Financial Officer

 Date: June 26, 2001

 Financial Statements for the
 Years Ended December 31, 2000 and 1999 and
 Supplemental Schedule as of
 December 31, 2000 and
 Independent Auditors' Report

 JACK HENRY & ASSOCIATES, INC.
 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

 TABLE OF CONTENTS
 ---------------------------------------------------------------------------


                                                                      Page

 INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS                  1

 FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits at
    December 31, 2000 and 1999                                          2

   Statements of Changes in Net Assets Available for Plan Benefits
    for the Years Ended December 31, 2000 and 1999                      3

   Notes to Financial Statements                                       4-6

 SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
    Held for Investment Purposes                                        7

 Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

 INDEPENDENT AUDITORS' REPORT


 To the Board of Trustees of
 Jack Henry & Associates, Inc.
 401(k) Employee Stock Ownership Plan:

 We have audited the accompanying statements of net assets available for plan benefits of Jack Henry & Associates, Inc. 401(k) Employee Stock Ownership Plan (the "Plan") as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

 Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



 /s/ DELOITTE & TOUCHE LLP

 St. Louis, MO

 April 20, 2001

  JACK HENRY & ASSOCIATES, INC.
  401(k) EMPLOYEE STOCK OWNERSHIP PLAN

  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
  DECEMBER 31, 2000 AND 1999
  --------------------------------------------------------------------------

                                                        2000          1999

  ASSETS:
    Investments:
      Money market funds                           $    432,352  $    164,312
      Investments at fair value (Note 2)             80,666,041    45,046,073
                                                    -----------   -----------

             Total investments                       81,098,393    45,210,385

    Employer contributions receivable                 1,391,774       907,475
                                                    -----------   -----------
  NET ASSETS AVAILABLE FOR PLAN BENEFITS           $ 82,490,167  $ 46,117,860
                                                    ===========   ===========

  See notes to financial statements.

  JACK HENRY & ASSOCIATES, INC.
  401(k) EMPLOYEE STOCK OWNERSHIP PLAN

  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  YEARS ENDED DECEMBER 31, 2000 AND 1999
  --------------------------------------------------------------------------

                                                        2000          1999

  NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    BEGINNING OF YEAR                              $ 46,117,860  $ 33,845,414
                                                    -----------   -----------
  ADDITIONS:
    Employer contributions                            2,711,480     1,759,601
    Participant contributions                         4,515,166     2,910,651
    Rollover accounts for new employees               1,415,906       520,602
    Interest and dividends                              192,316       141,532
    Loan interest                                        23,286        19,493
    Net appreciation in fair value of investments    28,500,010     7,940,972
                                                    -----------   -----------

             Total additions                         37,358,164    13,292,851
                                                    -----------   -----------

  DEDUCTIONS:
    Distributions to participants                       971,695       944,041
    Administrative expenses                              14,162        76,364
                                                    -----------   -----------
             Total deductions                           985,857     1,020,405
                                                    -----------   -----------
  NET ADDITIONS                                      36,372,307    12,272,446
                                                    -----------   -----------
  NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    END OF YEAR                                    $ 82,490,167  $ 46,117,860
                                                    ===========   ===========

  See notes to financial statements.

 JACK HENRY & ASSOCIATES, INC.
 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

 NOTES TO FINANCIAL STATEMENTS
 YEARS ENDED DECEMBER 31, 2000 AND 1999
 ---------------------------------------------------------------------------

 1. DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The following description of Jack Henry & Associates, Inc. 401(k) Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    General - The Plan is a defined contribution, 401(k) plan covering all full-time employees of Jack Henry & Associates, Inc. (the "Company" or "JKHY") who have at least six months (one year in 1998) of service and have attained the age of 21. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    Contributions -  Participants may  contribute up  to fifteen  percent  of pretax annual compensation, as defined in the Plan, to a maximum of $10,500 and $10,000 for the years ended December 31, 2000 and 1999, respectively. The Company contributes 100 percent of the first five percent of annual compensation that a participant contributes to the Plan up to a maximum match of $5,000.

    In addition, for each non-highly compensated participant and non-key employee, the Company may make a special discretionary contribution equal to a percentage of compensation. The percentage is determined each year by the Company. The Company may also make a discretionary contribution in an amount to be determined each year by the Company. Participants must be actively employed on the last day of the Plan year to share in the special discretionary and the discretionary contributions. Contributions are subject to certain limitations.

    Vesting - Participants are immediately vested in their voluntary contributions, the employer's matching contribution and the earnings on these contributions. Vesting in the employer's discretionary portions of their accounts is based on years of continuous service. An employee is fully vested after six years of continuous service.

    Benefits - Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his or her account at either the time of termination or at the end of the Plan year. An employee may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an Individual Retirement Account.

    Participant Loans - Participants may borrow for qualifying reasons as defined in the Plan, from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances. Loan terms range from one to fifteen years for a mutually agreed term between the participant and plan administrator. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates (ranging from 9.75% to 10.72%) as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

    Benefits Payable - Benefits are recorded when paid. As of December 31, 2000 and 1999, distributions payable to Plan participants amounted to $5,908 and $178,405, respectively.

    Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis.

    Investment Valuation - Valuation occurs monthly by determining each investment's fair value on the valuation date, which is the last business day of each calendar month. Fair value is determined using public market quotations if available. Non publicly traded investments have been reported based on values provided by the Plan trustee. Participant loans are reported at cost, which approximates fair value.

    Basis of Allocation - Investment income and gain or loss of the fund assets are allocated to the participants based on the participant's account balance in each fund. Forfeitures are allocated to participants based on participant's account balance in relation to total account balances of all Plan participants. Discretionary contributions, if any, are allocated based on eligible compensation.

    Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 2. INVESTMENTS

    The Plan's deposits are maintained in money market accounts until the deposits are allocated to the participant self-directed funds based on the participant's percentage allocation election. Participants have the option of investing in either JKHY Stock Fund, Fixed Fund, Balanced Fund or Equity Fund. The participant can elect direction of investments upon entering the Plan and may change the direction of investment options on a daily basis.

    The components of the Plan's individual investments which represent five percent or more of the Plan's net assets available for benefits at December 31, 2000 and 1999 are as follows:

                                                        2000          1999

    Common stock - Jack Henry & Associates, Inc.   $ 57,168,546  $ 22,831,200
    Diversified Investment Advisors - Balanced Fund   8,817,865     9,208,345
    Janus Equity Fund                                10,386,435     9,520,140
    Diversified Investment Advisors - Fixed Fund      3,998,276     3,253,280


    During 2000 and 1999, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) by $28,500,010 and $7,940,972 respectively, as follows:

                                                        2000          1999

    Common stock - Jack Henry & Associates, Inc.   $ 31,812,638  $  2,772,032
    Diversified Investment Advisors - Balanced Fund     219,567     2,147,243
    Janus Equity Fund                                (1,808,072)    3,020,476
    Diversified Investment Advisors - Fixed Fund     (1,724,123)        1,221
                                                    -----------   -----------
                                                   $ 28,500,010  $  7,940,972
                                                    ===========   ===========

 3. TRANSACTIONS WITH PARTIES-IN-INTEREST

    During 2000 and 1999, the Plan received approximately $179,693 and $125,754, respectively, in dividends from the Company. In addition, the Plan sponsor pays certain fees on behalf of the Plan for accounting services.

 4. PLAN TERMINATION

    Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100 percent vested in their accounts.

 5. TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated September 10, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has since been amended and certain corrective actions have been taken, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

  JACK HENRY & ASSOCIATES, INC.
  401(k) EMPLOYEE STOCK OWNERSHIP PLAN

  FORM 5500, SCHEDULE H, PART IV, LINE 4i -
  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
  DECEMBER 31, 2000
  --------------------------------------------------------------------------

   Description of Investment                                     Fair Value

   Money Market Funds                                          $     432,352

  *Common stock - Jack Henry & Associates, Inc.
    (920,144 shares)                                              57,168,546

   Diversified Investment Advisors - Fixed
     Fund (252,289 units)                                          3,998,276

   Diversified Investment Advisors - Balanced
     Fund (107,890 units)                                          8,817,865

   Janus Equity Fund (311,999 units)                              10,386,435

  *Notes receivable from participants (interest rates ranging
     from 9.75% to 10.72%; maturity dates from 2001 to 2005)         294,919
                                                                 -----------
  TOTAL                                                         $ 81,098,393
                                                                 ===========

  * Represents a party-in-interest to the Plan